September 25, 2019

Greg Bell
Chief Executive Officer
B2Digital, Inc.
4522 West Village Drive, Suite 215
Tampa, FL 33624

       Re: B2Digital, Inc.
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed September 5, 2019
           File No. 024-10888

Dear Mr. Bell :

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 1

General

1. Please have your auditor revise the consent to reflect the correct reporting date and period covered for the fiscal year ended March 31, 2019. Additionally, please file an auditor consent with respect to the audit report dated July 6, 2018 for the fiscal year ended March
       31, 2018.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy
 Greg Bell
B2Digital, Inc.
September 25, 2019
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-
3217 if you have any questions.



                                                          Sincerely,
FirstName LastNameGreg Bell
                                                          Division of
Corporation Finance
Comapany NameB2Digital, Inc.
                                                          Office of
Transportation and Leisure
September 25, 2019 Page 2
cc:       Brian Higley
FirstName LastName